Energy Fuels Adopts Amendment to By-Laws Requiring Advance
Notice of Nomination of Directors

January 28, 2014

TORONTO, Ontario - Energy Fuels Inc. (TSX:EFR, NYSE MKT:UUUU) (“Energy Fuels” or the “Corporation”) announced today that it has adopted an amendment to its by-laws requiring advance notice to the Corporation for nominations of directors by shareholders other than through a requisitioned meeting or shareholder proposal pursuant to applicable corporate laws.

The by-law amendment is intended to facilitate orderly and efficient meetings at which directors are to be elected and to permit shareholders to exercise their voting rights in an informed manner by allowing them to receive sufficient information with respect to all director nominees and reasonable time for appropriate consideration.

The by-law amendment will provide shareholders, directors and management of Energy Fuels with a clear framework for nominating directors in a fair and orderly manner. The by-law amendment fixes a deadline by which shareholders of Energy Fuels must submit director nominations to the Corporation prior to any annual or special meeting of shareholders. The by-law amendment also sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

The by-law amendment is effective from January 23, 2014and will be presented for confirmation by shareholders at the Corporation's next annual shareholders meeting to be held on May 21, 2014. A copy of the by-law amendment has been filed and is available under the Corporation's profile on SEDAR at www.sedar.com and on EDGAR at http://www.sec.gov/edgar.

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Corporation’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to statements with respect to the Company’s expectations regarding shareholder confirmation of this by-law amendment. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “views”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Corporation’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Corporation disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com